UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

DGT CORP.
(Exact name of registrant as specified in its corporate charter)

333-137460
(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	E.I.N. Pending (I.R.S. Employer Identification No.)

No. D2003 Gahood Villas,
Baizin Zhuang, Hou Sha Yu,
Shunyi District, Beijing 101300, China
(Address of principal executive offices)

(86) 130-7113-7549
(Issuer’s telephone number)

Approximate Date of Mailing: August 15, 2007

DGT CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about August 15, 2007 to the holders of record as at August 9, 2007, of shares of common stock, par value $0.001 per share, of our company DGT Corp., a Nevada corporation incorporated on April 17, 2006, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of share purchase agreements dated August 9, 2007 (the “Agreements”), Jurgen Ballmaier, our president, secretary, chief executive officer and director, agreed to sell 300,000 shares of common stock to Hsien Loong Wong, and Madam Kam Chung Hui agreed to sell 6,000,000 shares of our common stock to Zhu Hua Yin. In connection with the Agreements, Jurgen Ballmaier and Wolfgang Wagner have agreed to resign as directors and officers of our company and Hsien Loong Wong and Zhu Hua Yin have agreed to join our company as directors and officers.

The resignations of Jurgen Ballmaier and Wolfgang Wagner and the appointments of Hsien Loong Wong and Zhu Hua Yin will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreements.

Please read this Information Statement carefully. It describes the terms of the Agreements and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreements. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENTS

On August 9, 2007, Jurgen Ballmaier, our president, secretary, chief executive officer and director, and Madam Kam Chung Hui entered into the Agreements with Hsien Loong Wong and Zhu Hua Yin for the purchase by Hsien Loong Wong of 3.33% of our issued and outstanding common stock and the purchase by Zhu Hua Yin of 66.67% of our issued and outstanding common stock.

Pursuant to the terms of the Agreements, Jurgen Ballmaier sold 300,000 restricted shares of our common stock to Hsien Loong Wong for a total purchase price of US$10,000.00 and Madam Kam Chung Hui sold 6,000,000 restricted shares of our common stock to Zhu Hua Yin for a total purchase price of US$200,000.00.

In connection with the Agreements, Jurgen Ballmaier and Wolfgang Wagner have agreed to resign as directors and officers of our company and Hsien Loong Wong and Zhu Hua Yin have agreed to join the company as directors and officers.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of August 9, 2007 and the date of this Information Statement, there were and are 9,000,000 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of August 9, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Owner	Percent of Class [1], [2]

Common	Jurgen Ballmaier Director, President, Secretary and Chief Executive Officer No-D2003 Gahood Villas Baizin Zhuang Hou Sha Yu, Shunyi District Beijing, China, 101300	300,000	3.33%

Common	Dr. Wolfgang Wagner Director, CFO, Treasurer, Principal Accounting Officer 706 Embassy House 18 Dongzhimenwaixiaojie Beijing, China, 100027	Nil	Nil %

Common	Madam Kam Chung Hui Suite 211, 2/F Tak Shing House Tak Tin Estate, Lam Tin, Kowloon, Hong Kong	6,000,000	66.67%

Common	Directors and Officers (as a group)	300,000	3.33%

1 Regulation S-B promulgated under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on May 29, 2007, and the date of this Information Statement.

2 Calculated based upon our 9,000,000 issued and outstanding shares as of August 9, 2007 and as of the date of this Information Statement.

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreements.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since[1]

Jurgen Ballmaier	53	Director, President, Secretary and Chief Executive Officer	June 8, 2006.

Dr. Wolfgang Wagner	56	Director, CFO, Treasurer, Principal Accounting Officer	June 8, 2006.

Hsien Loong Wong	32	Secretary and Director	To be determined

Zhu Hua Yin	50	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director	To be determined

1 The resignation and appointments are to be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the Agreements.

Jurgen Ballmaier

Mr. Jurgen Ballmaier was appointed as our Director, President, Chief Executive Officer, and Secretary on June 8, 2006. Mr. Ballmaier brings twenty-plus years of experience at the executive level to our Company. In 2002, Mr. Ballmaier held the position of Managing Director with Peter J’ger GmbH and was the Managing Director of Harper and Harper GmbH in 2000.

Dr. Wolfgang Wagner

Dr. Wolfgang Wagner was appointed as a Director and Treasurer on June 8, 2006. Dr. Wagner serves as the general manager of VDA in China since 2005. From 2000 to 2005, Dr. Wagner was engaged by Volkswagen AG in Beijing and Germany in various management and consulting positions. In addition to his experience with Volkswagen, Dr. Wagner’s professional background includes an additional eight years in the automotive industry. Dr. Wagner earned a Master’s degree in Chemistry from TU Műnchen, a Ph.D in Science from TU Műnchen, and completed his Post-Doctoral Fellowship at Stanford University in Polymer Physics.

Hsien Loong Wong

From 2004 to present, Mr. Hsien Loong Wong worked as an independent consultant to various public companies advising on matters pertaining to business in China and Singapore.  From January 2003 to December 2003, Mr. Wong worked for Froebel Academy, a provider of early childhood education training in Singapore. Mr. Wong served as Senior Manager for Business Development of Froebel Academy whereby he oversaw the initial set up of the new Froebel Academy Campus in Singapore and helped build the Froebel Academy’s brand in Singapore and China. From June 2001 to December 2002, Mr. Wong worked for Nxtech Wireless, an IT consultancy firm based in Vancouver, Canada. During his term with Nxtech Wireless, Mr. Hsien Wong helped deploy Nxtech Wireless’ services in Singapore and rendered consultancy services for 5G Wireless, a California based Wireless Internet service provider. Mr. Wong received his Bachelors or Arts (honors in communications) from Simon Fraser University in British Columbia, Canada in 2001. Mr. Wong is not an officer of director of any reporting issuer at this time.

Zhu Hua Yin

In 1990, Mr. Zhu Hua Yin resigned from his director position of a large Chinese state-owned arsenal branch to establish his own optical company named Sam Optics Ltd., where Mr. Yin has been the president of Sam Optics Ltd. since inception. Due to Mr. Yin’s extensive experience in business management, which includes 16 years of conducting business in North America, Mr. Yin has been able to grow the sales of Sam Optics Ltd. from 1990 to 1999 in the certain area of optical instruments to the point where it has 25% of the world market share. Mr. Yin has received a college education in Arts in China. Mr. Yin is not an officer or director of any reporting issuer at this time.

Family Relationships

There are no family relationships between any of our officer and directors.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended March 31, 2007. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Audit Committee

We do not have a separately-designated standing audit committee. The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board of directors when performing the functions of that would generally be performed by an audit committee. The board of directors approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board of directors reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

For the fiscal year ending March 31, 2007, the board of directors:

1.	Reviewed and discussed the audited financial statements with management, and

2.	Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.             any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.             any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.             being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.             being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Ownership Compliance

Our officers, directors and shareholders owning greater than ten percent of our shares are not required to comply with Section 16(a) of the Securities Exchange Act of 1934 because we do not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934.

However, upon the completion of the Agreements and the appointment of Hsien Loong Wong and Zhu Hua Yin as directors and officers of our company, we intend to file a Form 8-A as well as the appropriate forms under section 16(a) of the Securities Exchange Act of 1934 for all or our executive officer and directors and persons who own more than 10% of a registered class of our equity securities.

Code of Ethics

As of March 31, 2007, we have not adopted a Code of Ethics for Financial Executives, which include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Procedure for Submitting Shareholder Proposals

We encourage shareholders to submit proposals, questions or concerns to us by writing to our President or any member of our Board of Directors. All written communications with Board members are treated as confidential. Instructions and contact our President and/or our Board of Directors at our executive offices. Once a proposal, question or concern is received by our President or a Board member, the communication is reviewed and addressed accordingly.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

During the year ended March 31, 2007 we did not provide any form of executive compensation to our directors and officers.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Outstanding Equity Awards at Fiscal Year-End

Our company has not granted any stock options since its inception of April 17, 2006.

Director Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Director Independence

Currently none of our directors are independent directors as that term is defined by Rule 4200(a) (15) of the National Association of Securities Dealers’ listing standards.

Dated: August 15, 2007
By Order of the Board of Directors

/s/ Jurgen Ballmaier
Jurgen Ballmaier President, CEO, Secretary and Director